SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON CHANCELLOR SAJID JAVID TO EXTEND FLYBE APD 'HOLIDAY' TO ALL UK AIRLINE COMPETITORS

Ryanair, which is the largest passenger airline operating to and from the UK today (Thurs, 16 Jan) wrote to Chancellor of the Exchequer, Sajid Javid MP, calling on him to extend the APD eco tax 'holiday' given to Flybe, to all of its UK airline competitors including Ryanair, Easyjet and BA, as otherwise this government subsidy to the billionaire owners of Flybe will be in breach of Competition law and State Aid rules.

Ryanair pointed out that the Flybe business model is neither profitable nor viable and has lurched from failure to failure repeatedly over the last 20 years.

Ryanair also pointed out that while the Flybe business model is unsustainable, it is owned by billionaires including Richard Branson, Delta Airlines and Cyrus Capital, who do not need a Government subsidy to prop up their failed airline investments.  Ryanair also rejected the false claims made by Andrea Leadsom that Flybe has a 'viable' business model when everyone in the industry knows that the Flybe business model is doomed to fail again and again.

Ryanair's Michael O'Leary said:

"This Government bailout of the billionaire owned Flybe is in breach of both Competition and State Aid laws.  The Flybe model is not viable which is why its billionaire owners are looking for a state subsidy for their failed investment.

The reason why Flybe isn't viable is because it cannot compete with lower fare services from UK regional airports on domestic and EU routes provided by Ryanair, Easyjet, BA and others; and it cannot compete with lower cost road and rail alternatives on many smaller UK domestic routes.  If Flybe fails (as it undoubtedly will once this Government subsidy ends) then Ryanair, Easyjet, BA and others will step in and provide lower fare flights from the UK regional airports, as we already have to make up for the recent failure of Thomas Cook Airways.

This Flybe 'subsidy' cannot comply with Competition, or State Aid rules unless the same APD eco tax holiday and other Government subsidies are extended to all other UK competitor airlines including Ryanair, Easyjet, BA among others."

ENDS

For further information
please contact:                       Alejandra Ruiz                        Piaras Kelly
                                                Ryanair DAC                           Edelman Ireland
    Tel: +353-1-9451949               Tel: +353-1-6789333
    press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 January, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary